1937 – 2003

IEH CORPORATION

2003 ANNUAL REPORT

an ISO 9001 company

HUB ZONE CERTIFIED

September 1, 2003

To Our Shareholders, Employees, and Friends:

Last year's letter spoke of the severe recession in the electronic industry and our belief that the current fiscal year would provide opportunities for improvement. We have reported a profit of $51,000 for the year on improved revenues of $4,727,000 compared to a loss of $58,000 on revenues of $4,338,000 for the prior year. While these results are marginally gratifying, substantial industry problems remain unresolved.

The onset of hostilities in Iraq have apparently had a depressing effect on defense budgets. Funds planned for procurement activities were impacted by the expense of prosecuting the war and supplemental appropriations have not filtered down to our customers. As a result, our reporting 4th quarter and this years 1st quarter showed depressed sales. Our current shipping rate still shows a small increase over last year, but it will be a challenge to remain at this level unless defense funds become more available. The aerospace industry is, as often noted, still struggling with depressed markets.

Our initiative of value added services, pre-assembly of cabling where needed, has been effective in moderating the impact of customer's reduced budgets. We expect to continue growing this activity as both a higher margin sale and hedge against weakness in connector sales. Additionally, we have upgraded our ISO9001 status to ISO9001:2000 and this continues to be a prime element in our quality posture. Several new connector designs are in development, each of which holds promise for substantially improved sales.

Commitments to cost control by automation and customer satisfaction at all levels remain undiminished. With the support of our shareholders, employees, and friends, we can look to a year of challenges successfully met.

Thank you.

Michael Offerman
President

140 58th Street – 8E, Brooklyn, NY 11220::Tp. 718-492-4446,7,8::Fax 718-492-9897,8
Email ieh@iehcorp.com::Web www.iehcorp.com

Our Business

IEH Corporation (hereinafter referred to as the "Company") was organized under the laws of the State of New York on March 22, 1943 under the name Industrial Heat Treating Company, Inc. On March 15, 1989, the Company changed its name to its current name. The Company's executive offices and manufacturing facilities are located at 140 58th Street, Suite 8E, Brooklyn, New York 11220. The Company's telephone number is (718) 492-4448; its email address is ieh@iehcorp.com.

The Industry in Which the Company is Engaged

The Company is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices. Electronic connectors and interconnection devices are used to provide connections between electronic component assemblies. The Company develops and manufactures connectors which are designed for a variety of high technological and high performance applications. These connectors are primarily utilized by those users who require highly efficient and dense (the space between connection pins within the connector) electrical connections.

Printed circuit boards in computers contain the components necessary to perform specific system sub-functions. These functions require connections which relay information between electronic components and circuit boards, enabling the commands that are input by the user to be performed. Electronic connectors, in essence, enable circuit boards and electronic components to communicate with each other, via direct electrical connection. Connectors also are fundamental to modular construction of electronic assemblies enabling the disconnection and removal of circuit boards and other electronic components for testing, repair, and replacement.

Connectors may be designed and manufactured in various shapes, sizes and specifications to meet specific customer requirements and applications. High performance connectors are designed to meet various density and pin count (the number of individual connection points within each connector) criteria and to provide low forces (the amount of pressure needed to make the connection) and electrically efficient connections.

Constant advances in the design of solid state devices have resulted in significantly denser component packaging configurations on circuit boards. Historically, a 5" X 8" circuit board may have consisted of thousands of circuits with 10 to 30 lines of communication. Under those conditions, an insertion force of one pound per contact for each of the communication lines formed a common and acceptable standard in connection devices. As a result of technological developments in recent years, the same 5" X 8" circuit board may contain hundreds of thousands of circuits with hundreds of communication lines, and an insertion force of one (1) ounce per contact as the standard in the industry.

The Company's Product Line

The Company primarily manufactures printed circuit board connectors that meet military or individual customer specifications. Certain of the Company's manufacturing and sales involve the competitive bidding process because of the military and/or government status of customers. The Company also manufactures a line of standard universal connectors which have common usage in the high technology and commercial electronics industries.

The Company serves both the commercial and military marketplace, manufacturing connectors for avionics, electronics, satellite, radar systems, test equipment, medical electronic and related industries.

The Company is continuously redesigning and adapting its connectors to keep pace with developments in the electronics industry, and has, for example, developed connectors for use with flex-circuits which are used in aerospace programs, computers, air-borne communication systems, testing systems and other areas. The Company also provides engineering services to its customers to assist in the development and design of connectors to meet specific product requirements.

The Company's electronic printed circuit connectors are sold to original equipment manufacturers and distributors. The Company supplies its connectors to manufacturers who principally produce and distribute finished products as well as to distributors who resell the Company's products. Prior to the decrease in military and government spending over the last five (5) years, the Company's sales were made primarily to the government, military defense contractors and aerospace companies. However, since the decrease in military and government spending, the Company has modified its product line so as to concentrate its sales efforts to commercial electronics companies. The Company still continues to market its connectors for use in government and military computers; military defense equipment and information systems; terrestrial, airborne and aerospace communications products; avionics and guidance systems and instrumental and electronic testing equipment.

With the continuing downturn in government contracts over the last few years, the Company has been striving the past several years to develop commercial accounts.

Management has instituted several steps to increase productivity and increase sales such as downsizing the labor force, implementing material changes to make the Company's products more competitive and developing machinery and equipment to increase production rates. Management believes these initiatives have decreased costs and will continue to do so in the near future.

For the fiscal year ended March 28, 2003, the Company's principal customers included manufacturers of commercial electronics products, military defense contractors and distributors who service these markets. Sales to the commercial electronics and military defense markets comprised 20% and 79%, respectively, of the Company's net sales for the year ended March 28, 2003. Approximately 1% of the Company's net sales for the year March 28, 2003, were made internationally.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements contained in this report which are not historical facts may be considered forward looking information with respect to plans, projections, or future performance of the Company as defined under the Private Securities litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially form those projected. The words "anticipate," "believe", "estimate", "expect," "objective," and "think" or similar expressions used herein are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the effects of the Company's business, actions of competitors, changes in laws and regulations, including accounting standards, employee relations, customer demand, prices of purchased raw material and parts, domestic economic conditions, including housing starts and changes in consumer disposable income, and foreign economic conditions, including currency rate fluctuations. Some or all of the facts are beyond the Company's control.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related footnotes which provide additional information concerning the Company's financial activities and condition.

Critical Accounting Policies

Accounting Period:

The Company maintains an accounting period based upon a 52-53 week year which ends on the nearest Friday in business days to March 31st. The years ended March 28, 2003 and March 29, 2002 were comprised of 52 weeks.

Revenue Recognition:

Revenues are recognized at the shipping date of the Company's products.

The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option.

If the product is repairable, the Company at its own cost will repair and return it to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of the product.

Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

Inventories:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

Concentration of Credit Risk:

The Company maintains cash balances at one bank. Amounts on deposit are insured by the Federal Deposit Insurance Corporation up to $100,000 in aggregate. There were no uninsured balances at either March 28, 2003 or March 29, 2002.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the Modified Accelerated Cost Recovery System (MACRS) method over the estimated useful lives (5-7 years) of the related assets.

Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of property, plant and equipment which are sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation or amortization account. Any gain or loss thereon is either credited or charged to operations.

Income Taxes:

The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized. Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Net Income Per Share:

The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share", which requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period.

Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued. For the years ended March 28, 2003 and March 29, 2002, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

Fair Value of Financial Instruments:

The carrying value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (three months) of these instruments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Impairment of Long-Lived Assets:

SFAS No. 121, "Accounting For The Impairment of Long-Lived Assets To Be Disposed Of", requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted SFAS No. 121. There were no long-lived asset impairments recognized by the Company for the years ended March 28, 2003 and March 29, 2002.

Reporting Comprehensive Income:

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no material items of comprehensive income to report for the years ended March 28, 2003 and March 29, 2002.

Segment Information:

The Company has adopted the provisions of SFAS No. 131, "Disclosures About Segment of An Enterprise and Related Information." This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's presentation of its results of operations or financial position.

Results of Operations

The following table sets forth for the periods indicated, percentages for certain items reflected in the financial data as such items bear to the revenues of the Company:

Relationship to Total Revenues

	March 28, 2003	March 29, 2002
Operating Revenues (in thousands)	$ 4,727	$ 4,338
Operating Expenses: (as a percentage of Operating Revenues)		
Costs of Products Sold	73.4%	73.9%
Selling, General and Administrative	18.5%	18.7%
Interest Expense	2.7%	3.3%
Depreciation and amortization	4.3%	5.6%
TOTAL COSTS AND EXPENSES	98.9%	101.5%
Operating Income (loss)	1.1%	(1.5%)
Other Income	-	.2
Income (loss) before Income Taxes	1.1%	(1.3%)
Income Taxes	.1%	-
Net Income (loss)	1.0%	(1.3%)

Year End Results: March 28, 2003 vs. March 29, 2002

Operating revenues for the year ended March 28, 2003 amounted to $4,727,399 reflecting a 9.0% increase versus the year ended March 29, 2002 revenues of $4,338,012. The increase in revenues is a direct result of an increase in military sales.

The Company is primarily a manufacturer and its products are essentially basic components of larger assemblies of finished goods. Approximately 94% of the Company's net sales for the fiscal year ended March 28, 2003 and March 29, 2002 respectively were made directly to manufacturers of finished products with the balance of the Company's products sold to distributors. Distributors often purchase connectors for customers who do not require large quantities of connectors over a short period of time but rather require small allotments of connectors over an extended period of time.

For the fiscal year ended March 28, 2003, one of the Company's customers accounted for approximately 20% of total sales. The same customer accounted for approximately 17% of sales in the fiscal year ended March 29, 2002.

The Company currently employs 16 independent sales representatives to market its products in all regions of the United States. These sales representatives accounted for approximately 94% of the Company's sales, with the balance of sales being generated by direct customer contact.

For the fiscal year ended March 28, 2003, the Company's principal customers included manufacturers of commercial electronic products, military defense contractors and distributors who service these markets. Sales to the commercial electronic and military defense markets comprised 20% and 79% of the Company's net sales for the year ended March 28, 2003 and 26% and 73% for the year ended March 29, 2002 respectively. Approximately 1% of net sales were made to international customers.

Cost of products sold amounted to $3,468,278 for the fiscal year ended March 28, 2003, or 73.4% of operating revenues. This reflected a $260,633 or 8.1% increase in the cost of products sold from $3,207,645 or 73.9% of operating revenues for the fiscal year ended March 29, 2002. This increase is due primarily to the cost increase necessary to support the increase in sales.

Selling, general and administrative expenses were $872,541 and $808,935 or 18.5% and 18.7% of operating revenues for the fiscal years ended March 28, 2003 and March 29, 2002, respectively. This category of expense increased by $63,606 or 7.8% from the prior year. The increase can be attributed to an increase in sales salaries and commissions.

Interest expense was $128,654 for the fiscal year ended March 28, 2003 or 2.7% of operating revenues. For the fiscal year ended March 29, 2002, interest expense was $143,909 or 3.3% of operating revenues. The decrease of $15,255 or 10.6% reflects less equipment loans entered into and lower interest rates during the year ended March 28, 2003.

Depreciation and amortization of $203,670 or 4.3% of operating revenues was reported for the fiscal year ended March 28, 2003. This reflects a decrease of $40,680 or 16.6% from the prior year ended March 29, 2002 of $244,350 or 5.6% of operating revenues. The decrease is the result of several fixed assets being fully depreciated during the current fiscal year.

The Company reported net income of $51,441 for the year ended March 28, 2003 representing basic earnings of $.02 per share as compared to a net loss of $58,009 or $.03 per share for the year ended March 29, 2002. The net income increase for the current year can be attributed to an increase in military sales.

Liquidity and Capital Resources

The Company reported a working capital deficit of $74,495 as of March 28, 2003 compared to a working capital deficit of $23,592. The decrease in working capital of $50,903 was attributable to the following items:

Net income (loss) (excluding depreciation and amortization)	$ 255,111
Capital expenditures	(222,452)
Other transactions	(83,562)

As a result of the above, the current ratio (current assets to current liabilities) was .97 to 1 at March 28, 2003 as compared to .99 to 1 at March 29, 2002. Current liabilities at March 28, 2003 were $1,992,702 compared to $1,851,735 at March 29, 2002.

The Company reported $222,452 in capital expenditures in fiscal 2002 and reported depreciation of $203,670 for the year ended March 28, 2003.

The net income of $51,441 for the year ended March 28, 2003 increased stockholders' equity to $860,798 as compared to stockholders' equity of $809,357 at March 29, 2002.

The Company has an accounts receivable financing agreement with a factor which bears interest at 2.5% above prime with a minimum of 12% per annum. At March 28, 2003 the amount outstanding with the factor was $712,659 as compared to $676,181 at March 29, 2002. The financing agreement is secured by a lien of the Company's accounts receivable and inventories.

On July 22, 1992, the Company obtained a loan of $435,000 from the New York State Urban Development Corporation ("UDC"), collateralized by machinery and equipment. The loan was payable over ten years, with interest rates progressively increasing from 4% to 8% per annum. The loan was paid in full in September 2002.

The Company has a collective bargaining multi-employer pension plan with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990, the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Plan. The Company has not taken any action to terminate, withdraw or partially withdraw from the Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of the Plan's unfunded vested benefits which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under this pension plan were $43,019 for the year ended March 28, 2003 and $38,384 for the year ended March 29, 2002.

As of March 28, 2003, the Company reported arrears with respect to its contributions to the Union's health and welfare plan. The amount due the health and welfare plan was $43,828. This amount is reported in two parts on the accompanying balance sheet as follows, $30,000 as a current liability and $13,828 as a long term liability.

On June 30, 1995, the Company applied to the Pension Benefit Guaranty Corporation ("PBGC") to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits which were and are currently due under the terms of the Plan.

The PBGC further determined that pursuant to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA") that the Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

The Company and the PBGC have agreed to the terms of a settlement of the matter. The agreement is effective July 2, 2001. Under the agreement, the Company and the PBGC agreed on a total sum of $244,000.

The Company has agreed to make payments as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

In addition, the Company will make balloon payments of $25,000 each on the following dates:

January 1, 2004
May 1, 2004
May 1, 2005
January 1, 2006

The Company will also grant the PBGC a lien on the Company's machinery and equipment, subject to the preexisting liens in favor of the UDC.

As a result of this agreement the amount due to the PBGC has been restated to $244,000 and is reported as follows: $39,000 as a current liability and $205,000 as a long term liability.

Effects of Inflation

The Company does not view the effects of inflation to have a material effect upon its business. Increases in costs of raw materials and labor costs have been offset by increases in the price of the Company's products, as well as reductions in costs of production, reflecting management's efforts in this area. While the Company has in the past increased its prices to customers, it has maintained its relatively competitive price position. However, significant decreases in government and military subcontractor spending has provided excess production capacity in the industry which in turn has tightened pricing margins.

Report of Independent Certified Public Accountant

Board of Directors
IEH Corporation

We have audited the accompanying balance sheets of IEH Corporation as of March 28, 2003 and March 29, 2002 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 28, 2003 and March 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEH Corporation as of March 28, 2003 and March 29, 2002 and the results of its operations and its cash flows for each of the two years ended March 28, 2003 and March 29, 2002 in conformity with generally accepted accounting principles.

Jerome Rosenberg, CPA, P.C.

Melville, New York
June 17, 2003

IEH CORPORATION

BALANCE SHEETS
As of March 28, 2003 and March 29, 2002

	March 28, 2003	March 29, 2002
ASSETS		
CURRENT ASSETS:		
Cash	**$ 5,565**	$ 2,875
Accounts receivable, less allowances for doubtful accounts of $10,062 at March 28, 2003 and March 29, 2002	**769,845**	770,884
Inventories *(Note 2)*	**1,089,075**	1,015,539
Prepaid expenses and other current assets *(Note 3)*	**53,722**	38,845
Total current assets	**1,918,207**	1,828,143
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization of $5,788,365 at March 28, 2003 and $5,584,695 at March 29, 2002 *(Note 4)*	**1,119,513**	1,100,731
	1,119,513	1,100,731
OTHER ASSETS:		
Other assets	**42,430**	44,819
	42,430	44,819
Total assets	**$ 3,080,150**	$ 2,973,693

See accompanying notes to financial statements

IEH CORPORATION

BALANCE SHEETS
As of March 28, 2003 and March 29, 2002

	March 28, 2003	March 29, 2002 (Note 1)
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts receivable financing *(Note 5)*	**$ 712,659**	$ 676,181
Notes payable, equipment, current portion *(Note 7)*	**16,978**	25,332
Loans payable, current portion *(Note 8)*	**-**	25,289
Accrued corporate income taxes	**16,800**	-
Union health & welfare, current portion *(Note 13)*	**30,000**	30,000
Accounts payable	**1,017,432**	950,503
Pension plan payable, current portion *(Note 10)*	**39,000**	-
Other current liabilities *(Note 6)*	**159,833**	144,430
Total current liabilities	**1,992,702**	1,851,735
LONG-TERM LIABILITIES:		
Pension Plan payable, less current portion *(Note 10)*	**205,000**	244,000
Notes payable, equipment, less current portion *(Note 7)*	**7,822**	24,773
Union health & welfare, less current portion *(Note 13)*	**13,828**	43,828
Total long-term liabilities	**226,650**	312,601
Total liabilities	**2,219,352**	2,164,336
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 10,000,000 shares authorized; 2,303,468 shares issued and outstanding at March 28, 2003 and March 29, 2002	**23,035**	23,035
Capital in excess of par value	**2,744,573**	2,744,573
Retained earnings (Deficit)	**(1,906,810)**	(1,958,251)
Total stockholders' equity	**860,798**	809,357
Total liabilities and stockholders' equity	**$ 3,080,150**	$ 2,973,693

See accompanying notes to financial statements

IEH CORPORATION

STATEMENT OF OPERATIONS

	Years Ended	
	March 28, 2003	March 29, 2002
REVENUE, net sales *(Note 14)*	**$ 4,727,399**	$ 4,338,012
COSTS AND EXPENSES:		
Cost of products sold	**3,468,278**	3,207,645
Selling, general and administrative	**872,541**	808,935
Interest expense	**128,654**	143,909
Depreciation and amortization	**203,670**	244,350
	4,673,143	4,404,839
OPERATING INCOME (LOSS)	**54,256**	(66,827)
OTHER INCOME	**285**	10,372
INCOME (LOSS) BEFORE INCOME TAXES	**54,541**	(56,455)
PROVISION FOR INCOME TAXES	**(3,100)**	(1,554)
NET INCOME (LOSS)	**$ 51,441**	$ (58,009)
Basic and Diluted Earnings per common share *(Note 1)*	**$ .02**	$ (.03)
Weighted average number of common shares outstanding (in thousands)	**2,303**	2,303

See accompanying notes to financial statements

IEH CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended March 28, 2003 and March 29, 2002

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Deficit)
	Shares	Amount		
Balances, March 30, 2001	2,303,468	1,151,734	1,615,874	(1,900,242)
Reduction in par value of common stock		(1,128,699)	1,128,699	-
Net income: year ended March 29, 2002				(58,009)
Balances, March 29, 2002	2,303,468	$ 23,035	$2,744,573	$ (1,958,251)
Net income: year ended March 28, 2003				51,441
Balances, March 28, 2003	2,303,468	$ 23,035	$2,744,573	$ (1,906,810)

See accompanying notes to financial statements

IEH CORPORATION

STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
For the Years Ended March 28, 2003 and March 29, 2002

	March 28, 2003	March 29, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	**$ 51,441**	$ (58,009)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization	**203,670**	244,350
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	**1,039**	(38,734)
(Increase) decrease inventories	**(73,536)**	(25,119)
(Increase) decrease in prepaid expenses and other current assets	**(14,877)**	(8,260)
(Increase) decrease in other assets	**2,389**	2,256
(Decrease) increase in accounts payable	**66,929**	231,194
(Decrease) increase in other current liabilities	**15,403**	3,007
Increase in accrued corporate income taxes	**16,800**	(4,912)
(Decrease) in due to union pension & health & welfare	**(30,000)**	(28,861)
Total adjustments	**187,817**	374,921
NET CASH PROVIDED BY (USED) FOR OPERATING ACTIVITIES	**239,258**	316,912
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	**(222,452)**	(153,166)
NET CASH USED IN INVESTING ACTIVITIES	**$ (222,452)**	$ (153,166)

See accompanying notes to financial statements

IEH CORPORATION

STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
For the Years Ended March 28, 2003 and March 29, 2002

	March 28, 2003	March 29, 2002
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable, equipment	**$ (25,305)**	$ (31,107)
Proceeds from accounts receivable financing	**36,478**	(83,756)
Principal payments on loan payable	**(25,289)**	(57,841)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(14,116)**	(172,704)
INCREASE (DECREASE) IN CASH	**2,690**	(8,958)
CASH, beginning of period	**2,875**	11,833
CASH, end of period	**$ 5,565**	$ 2,875
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION, cash paid during the year for:		
Interest	**$ 119,180**	$ 134,740
Income Taxes	**$ 1,693**	$ 4,175

See accompanying notes to financial statements

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Description of Business:

The Company is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices. Electronic connectors and interconnection devices are used in providing electrical connections between electronic component assemblies. The Company develops and manufactures connectors which are designed for a variety of high technology and high performance applications, and are primarily utilized by those users who require highly efficient and dense (the space between connection pins with the connector) electrical connections.

The Company is continuously redesigning and adapting its connectors to meet and keep pace with developments in the electronics industry and has, for example, developed connectors for use with flex-circuits now being used in aerospace programs, computers, air-borne communications systems, testing systems and other areas. The Company also services its connectors to meet specified product requirements.

Accounting Period:

The Company maintains an accounting period based upon a 52-53 week year which ends on the nearest Friday in business days to March 31st. The years ended March 28, 2003 and March 29, 2002 were comprised of 52 weeks.

Revenue Recognition:

Revenues are recognized at the shipping date of the Company's products.

The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option. If the product is repairable, the Company at its own cost will repair and return to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of product.

Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** ***(continued)*****:**

Inventories:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

Concentration of Credit Risk:

The Company maintains cash balances at one bank. Amounts on deposit are insured by the Federal Deposit Insurance Corporation up to $100,000 in aggregate. There were no uninsured balances at either March 28, 2003 or March 29, 2002.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the Modified Accelerated Cost Recovery System (MACRS) method over the estimated useful lives (5-7 years) of the related assets.

Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of property, plant and equipment which are sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation or amortization account. Any gain or loss thereon is either credited or charged to operations.

Income Taxes:

The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized. Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Net Income Per Share:

The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share", which requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued. For the years ended March 28, 2003 and March 29, 2002, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fair Value of Financial Instruments:

The carrying value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (three months) of these instruments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Impairment of Long-Lived Assets:

SFAS No. 121, "Accounting For The Impairment of Long-Lived Assets To Be Disposed Of", requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted SFAS No. 121. There were no long-lived asset impairments recognized by the Company for the years ended March 28, 2003 and March 29, 2002.

Reporting Comprehensive Income:

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other
comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no material items of comprehensive income to report for the years ended March 28, 2003 and March 29, 2002.

Segment Information:

The Company has adopted the provisions of SFAS No. 131, "Disclosures About Segment of An Enterprise and Related Information." This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's presentation of its results of operations or financial position.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (*continued*)

Effect of New Accounting Pronouncements:

The Company does not believe that any recently issued but not yet effective accounting standards, have a material effect on the Company's financial position, results of operations or cash flows.

Note 2 - **INVENTORIES:**

Inventories are comprised of the following:

	March 28, 2003	March 29, 2002
Raw materials	$ 709,647	$ 675,446
Work in progress	281,075	228,912
Finished goods	98,353	111,181
	$ 1,089,075	$ 1,015,539

Note 3 - **PREPAID EXPENSES AND OTHER CURRENT ASSETS:**

Prepaid expenses and other current assets are comprised of the following:

	March 28, 2003	March 29, 2002
Prepaid insurance	$ 49,816	$ 32,574
Prepaid corporate taxes	3,737	3,925
Other current assets	169	2,346
	$ 53,722	$ 38,845

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are as follows:

	March 28, 2003	March 29, 2002
Computers	**$ 189,336**	$ 189,288
Leasehold improvements	**585,831**	585,831
Machinery and equipment	**4,291,057**	4,175,282
Tools and dies	**1,686,846**	1,580,217
Furniture and fixture	**154,808**	154,808
	6,907,878	6,685,426
Less: accumulated depreciation and amortization	**5,788,365**	5,584,695
	$ 1,119,513	$ 1,100,731

Note 5 - ACCOUNTS RECEIVABLE FINANCING:

The Company entered into an accounts receivable financing agreement whereby it can borrow up to eighty percent of its eligible receivables (as defined in the agreement) at an interest rate of 2 ½ % above The Chase Manhattan Bank's publicly announced rate of 4.25% at March 28, 2003, with a minimum of 12% per annum. The agreement has an initial term of one year and will automatically renew for successive one year terms, unless terminated by the Company or Lender upon receiving sixty days prior notice. The loan is secured by the Company's accounts receivable and inventories.

Note 6 - OTHER CURRENT LIABILITIES:

Other current liabilities are comprised of the following:

	March 28, 2003	March 29, 2002
Payroll and vacation accruals	**$ 77,622**	$ 67,920
Sales commissions	**13,795**	14,339
Other	**68,416**	62,171
	$ 159,833	$ 144,430

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 7 - **NOTES PAYABLE EQUIPMENT:**

The Company financed the acquisition of new computer equipment and software with notes payable. The notes are payable over a sixty month period. The balance remaining at March 28, 2003 amounted to $24,800. Aggregate future principal payments are as follows:

Fiscal Year Ending March:	
2004	$ 16,978
2005	6,855
2006	967
	$ 24,800

Note 8 - **LOAN PAYABLE:**

On July 22, 1992, the Company obtained a loan of $435,000 from the New York State Urban Development Corporation ("UDC") collateralized by machinery and equipment. The loan was payable over ten years, with interest rates progressively increasing from 4% to 8% per annum.

In April 1997, the Company was informed by the UDC that the loan was sold and conveyed to WAMCO XXIV, Ltd. All of the terms and conditions of the loan remained in effect.

The loan was paid in full in September, 2002.

Note 9 – **INCOME TAXES:**

The components of the deferred tax assets and liabilities are as follows:

	March 28, 2003	March 29, 2002
Deferred tax assets:		
Net operating loss carryforwards	**$ 2,143,938**	$ 2,085,929
Gross deferred assets tax assets	**2,143,948**	2,085,929
Deferred tax liabilities:		
State income taxes	**(84,727)**	(82,397)
Net deferred tax assets before valuation allowance	**2,059,221**	2,003,532
Valuation allowance	**(2,059,221)**	(2,003,532)
Net deferred tax assets	**$ 0**	$ 0

Note 9 – **INCOME TAXES:** *(continued)*

At March 31, 2000 , the Company established a 100% valuation allowance for the net deferred tax assets, as management could not determine that it was more likely than not that the deferred tax assets could be realized. The change in valuation allowance amounted to $55,689 for the year ended March 28, 2003.

As of March 28, 2003, the Company has available Federal net operating loss carryforwards (NOL's) totaling approximately $2,143,938 which expire at various times through March 31, 2010, for State and Local purposes, the company has available NOL's approximating $2,074,453 which expire at various times through March 31, 2010.

Utilization of the NOL's may be limited pursuant to Internal Revenue Code Section 382 should significant changes to the existing ownership of the Company occur.

A reconciliation of income taxes computed at the Federal statutory rate as compared to income tax expense at the effective income tax is as follows:

	March 28, 2003	March 29, 2002
Federal statutory income tax (benefit) rate	**(34.0)%**	(34.0) %
State tax benefit, net of Federal liability	**(12.2)%**	(12.2) %
Net change in valuation allowance	**46.2%**	46.2 %
Effective income tax (benefit) rate	**(-)%**	(-) %

Note 10 - **PENSION PLAN-SALARIED PERSONNEL:**

On June 30, 1995, the Company applied to the Pension Benefit Guaranty Corporation ("PBGC") to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits which were and are currently due under the terms of the Plan.

The PBGC further determined that pursuant to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), that the Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

Note 10 - **PENSION PLAN-SALARIED PERSONNEL:** *(continued)*

The Company and the PBGC negotiated a settlement on the entire matter and on July 2, 2001, an agreement was reached whereby the Company's liability to the PBGC was reduced to $244,000. The Company will make monthly payments to the PBGC as follows:

September 1, 2003 to August 1, 2004	$2,000 per month
September 1, 2004 to August 1, 2006	$3,000 per month
September 1, 2006 to August 1, 2007	$4,000 per month

In addition, to the above referenced monthly payments, the Company will make balloon payments of $25,000 each on the following dates:

January 1, 2004
May 1, 2004
May 1, 2005
January 1, 2006

The Company will also grant the PBGC a lien on the Company's machinery and equipment, subject to the pre-existing liens in favor of the UDC.

As a result of this agreement the amount due the PBGC has been restated to $244,000 and is reported as follows: $39,000 as a current liability and $205,000 as a long term liability.

Note 11 - **CHANGES IN STOCKHOLDERS' EQUITY:**

Retained earnings (deficit) decreased by $51,441, which represents the net income for the year.

Note 12- **2001 EMPLOYEE STOCK OPTION PLAN:**

On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2002 Employees Stock Option Plan to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management.

Options granted to employees under this plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or options which do not so qualify.

Under this plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company's common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110 Percent (110%)

Note 12- **2001 EMPLOYEE STOCK OPTION PLAN:** *(continued)*

of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant.

Exercise prices of non incentive stock options may be less than the fair market value of the Company's common stock..

The aggregate fair market value of shares subject to options granted to a participant(s), which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 28, 2003 no options had been granted under the plan.

Note 13 - **COMMITMENTS:**

The Company exercised its option to renew its lease on the premises for 10 years. The original lease ran through August 23, 2001.

The Company is obligated under this renewal through August 23, 2011, at minimum annual rentals as follows:

Fiscal year ending March:

2004	$ 112,764
2005	112,764
2006	112,764
2007	112,764
2008	112,764
2009	112,764
2010	112,764
2011	75,176
	$ 864,524

The rental expense for the year ended March 28, 2003 for this lease was $ 112,764. The terms of the renewal are presently being negotiated by the Company and its landlord, Apple Industrial Development, Corp.

The Company has a collective bargaining multi-employer pension plan with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 ("The Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Plan.

Note 13 - **COMMITMENTS:** *(continued)*

The Company has not taken any action to terminate, withdraw or partially withdraw from the Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of the Plan's unfunded vested benefits which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under this pension plan were $43,019 for the year ended March 28, 2003 and $38,384 for the year ended March 29, 2002.

As of March 28, 2003, the Company reported arrears with respect to its contributions to the Union's health and welfare plan. The amount due the health and welfare plan was $43,828. The total amount due of $43,828 is reported on the accompanying balance sheet as follows: $30,000 as a current liability and $13,828 as a long term liability.

Note 14 - **REVENUES FROM MAJOR CUSTOMERS:**

In the fiscal year ended March 28, 2003, approximately 20% of the Company's total revenues were earned from one customer. Total sales to this customer were approximately $945,500. No other customer accounted for over 10% of the Company's sales. Accounts receivable as of March 28, 2003, included a receivable from two customers which amounted to 40% or more of the total accounts receivable.

Changes in and Disagreements with Accountants on Accounting Financial Disclosure.

The Company had no disagreements with its independent accountants and auditors during the last two fiscal years and has not changed its independent accountants and auditors during such time

Market for Common Equity and Related Stockholder Matters

Principal Market

The Common Stock of the Registrant (the "Common Stock") is traded in the Over-The-Counter Market and is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System Bulletin Board under the symbol "IEHC"). On January 11, 1993, the Company's Common Stock was deleted from listing on the NASDAQ SmallCap Market System because of the Company's failure to maintain the minimum asset and shareholders equity requirements. On January 12, 1993, the Company's Common Stock was first quoted over the Electronic Bulletin Board (OTCBB).

Market Information

The range of high and low bid prices for the Company's Common Stock, for the periods indicated as set forth below. For the period to October 29, 1991, the Company was listed on the NASDAQ National Market System. On October 29, 1991, the Company's Common Stock was delisted from the NASDAQ National Market System and from October 29, 1991 to January 11, 1993, the Company's Common Stock was listed on the NASDAQ SmallCap Market System. On January 11, 1993, the Company's Common Stock was delisted from the NASDAQ SmallCap Market System and on January 13, 1993, the Company's Common Stock was first quoted over the Electronic Bulletin Board (OTCBB) and continues to be traded on the OTCBB. Set forth below is a table indicating the high and low bid prices of the Common Stock during the periods indicated.

Year	High $	Low $
Fiscal Year ended March 28, 2003		
1st Quarter	.18	.13
2nd Quarter	.25	.12
3rd Quarter	.19	.11
4th Quarter	.13	.08
Fiscal Year ended March 29, 2002 (1)		
1st Quarter	.20	.11
2nd Quarter	.23	.14
3rd Quarter	.15	.14
4th Quarter	.20	.13

(1) As reported by the OTCBB.

The above quotations, as reported, represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. Such quotations do not necessarily represent actual transactions. The Company's stock is not widely traded or held and trading is sporadic.

On July 1, 2003 the high bid for the Common Stock was $.26 and the low bid was $.26.

Dividends

The Company has not paid any cash dividends on its Common Stock during the last five (5) fiscal years. At present, the Company does not anticipate issuing any cash dividends on its Common Stock in the foreseeable future by reason of its contemplated future financial requirements and business plans. The Company will retain earnings, to the extent that there are any, to finance the development of its business.

Approximated Number of Equity Security Holders

The number of record holders of the Company's Common Stock as of June 23, 2003 was approximately 1,208. Such number of record owners was determined from the Company's stockholder records, and does not include the beneficial owners of the Company's Common Stock whose shares are held in the names of various security holders, dealers and clearing agencies.

Equity Compensation Plan Information

The Board of Directors unanimously approved adoption of the 2001 Employee Stock Option Plan (the "2001 Plan") to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management and other eligible persons. Under the terms of the proposed 2001 Plan, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISOs") under Section 422 of the Code, or options which do not so qualify ("Non-ISO's"). The 2001 Plan was approved by shareholders at the annual meeting held on September 21, 2002.

No options have been issued under the Plan. The Company has no other equity compensation plan under which equity securities are authorized for issuance and no equity securities have been issued as compensation during the fiscal year ended March 28, 2003.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures:

Our management, under the supervision and with the participation of our Chief Executive Officer and Controller, conducted an evaluation of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c)) within 90 days of the filing date of this Report on Form 10-KSB. Based on their evaluation, our chief executive officer and controller have concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that all material information required to be filed in this Report on Form 10-KSB has been made known to them.

Additionally, in response to the passage of the Sarbanes-Oxley Act of 2002, our Board of directors and management are, among other actions, forming a Disclosure Committee (and adopting policies) comprised of various members of our management team and adopting disclosure policies to assist and guide the disclosure process. The Disclosure Committee will be charged with, among other things, reviewing and developing policies and procedures to enhance our disclosure controls and procedures as well as with reviewing our periodic reports and other public disclosures.

Other than as described above, there have been no significant changes, including corrective actions with regard to significant deficiencies or material weaknesses in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date set forth above.

In addition, historically, the Company has relied upon the entire Board of Directors in appointing the Company's independent auditors and reviewing the financial condition and statements of the Company. Given the relatively small size of the Company's operations and revenues, the Board has not believed that appointing an independent committee was a necessity. The Board is currently discussing whether its should appoint an audit committee.

CORPORATE INFORMATION

Company Officers
and Directors

Michael Offerman
Chairman of the Board
and President

Robert Knoth
Secretary and Treasurer

Murray Sennet
Director

Allen Gottlieb
Director

Robert Pittman
Director

Joan Prideaux
National Sales Manager

Tony Solis
Vice President Sales
and Marketing

Corporate Office
140 58th Street
Suite 8E
Brooklyn, New York 11220
(718) 492-9673

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Counsel
Goldstein & DiGioia, LLP
45 Broadway - 11th Floor
New York, New York 10006
(212) 599-3322

Auditors
Jerome Rosenberg, CPA
35 Pinelawn Road - Suite 204W
Melville, New York 11747
(631) 777-2290

1937 – 2003

IEH CORPORATION

2003 ANNUAL REPORT